

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 13, 2005

Mr. Judson F. Hoover
Chief Financial Officer
Ness Energy International, Inc.
4201 East Interstate 20
Willow Park, Texas 76087

    Re: **Ness Energy International, Inc.**
        Forms 10-KSB, 10-KSB/A1, 10-KSB/A2 and 10-KSB/A3
        for Fiscal Year Ended December 31, 2004
        Filed March 31, 2005, April 8, 2005, April 18, 2005 and May 12, 2005
        Form 10-QSB for Fiscal Quarter Ended March 31, 2005
        Filed May 16, 2005
        File No. 0- 10301

Dear Mr. Hoover:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Proved Reserves Position, page 5

1.   Please revise your captions Future Net Income and Discounted FNI @10% so
        they are consistent with the captions used for these measures in your
        supplemental oil and gas data disclosed on page F-19 and defined in paragraph 30
        of SFAS 69. This comment also refers to your use of the term 10% NPV on page
        15.

Critical Accounting Policies, page 18

2.   We note your disclosure that you use the full cost accounting method to account
        for your oil and gas producing activities, which are located in Texas. Please
        revise this disclosure to state, if true, that you use the full cost method to account
        for all of your oil and gas operations. Refer to Rule 4-10(c) of Regulation S-X.

3.   Please expand your disclosure to address SAB 106 with respect to your
        accounting for asset retirement obligations related to assets that are accounted for
        under the full cost method.

Controls and Procedures, page 21

4.   We note your disclosure that "there have been no significant changes in [your]
        internal controls or in other factors that could affect these controls subsequent to
        the date of their evaluation." Please confirm with respect to this filing and revise
        to state clearly, if correct, that there were no changes in your internal control over
        financial reporting that occurred subsequent to the date of their last evaluation
        that have materially affected or are reasonably likely to materially affect, your
        internal control over financial reporting. This comment also applies to your Form
        10-QSB for the quarterly period ended March 31, 2005.

Financial Statements

Consolidated Statements of Operations, page F-3

5.   Please revise your presentation of other comprehensive income to comply with
        the disclosure alternatives presented in Appendix B of SFAS 130.

Note 2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition

6.   Please expand your accounting policy disclosure to indicate the criteria that you use to determine when to recognized revenue. Specifically address those identified in SAB Topic 13.

Securities Issued for Property and Services

7.   We note your disclosure that you account for stock issued for services under the intrinsic value method. Please revise your disclosure to clarify what you mean by this statement, as the intrinsic value relates to the amount by which the market price of an underlying stock exceeds the exercise price of an option. Refer to Appendix E of SFAS 123. Please address each of the following:

    ▪   Explain how you have applied the intrinsic value method to issuances of stock.

    ▪   Clarify, if true, that when you refer to stock you are referring to a share of your common stock.

    ▪   Please support your conclusion that it is appropriate to adjust the fair market value for various factors, which you describe as number of shares, market and other stock restrictions.

8.   Expand your accounting policy to specifically address how you account for stock-based transactions with employees apart from your disclosure of how you account for stock-based compensation for non-employees. Refer to paragraphs 8 and 11 of SFAS 123.

9.   Please include all disclosure required by paragraphs 45, 46 and 47 of SFAS 123, to the extent applicable.

Note 3. Business Combinations, page F-11

10.   Please expand on your discussion to provide the disclosures required by paragraphs 51(b), 51(e) and 52(c)(1) of SFAS 141 with regard to the business combination you entered into on January 5, 2004 with Lahava Oil and Gas Ltd.

Engineering Comments

Description of Business, page 3

Domestic, page 4

11.   You state that the potential production of these wells when producing could exceed 44 MCFG. Unless you have demonstrated evidence to support that these wells will produce a specific amount of gas this should be removed from the filing.

Proved Reserves Position, page 5

12.   You state that the Company's proved gas reserves increased to 44,154,000 MCF. This is inconsistent with the proved gas reserves shown in the Supplemental Oil and Gas Data shown on page F-18. Your disclosure should be consistent throughout the document. Please revise the document so your disclosure is consistent.

Our Reserves are Uncertain, page 12

13.   This is not consistent with the definition of proved reserves found in Rule 4-10(a) of Regulation S-X which states that you must be reasonably certain that your reserves will be produced. Please revise this section to not imply that you are not reasonably certain that you will recover the reserves that you state are proved. If you are less then reasonably certain you must reduce your reserves to an amount that you are reasonably certain will be recovered under existing economic conditions.

Description of Property, page 14

Production, page 14

14.   You must include the volumes of oil and natural gas that you produced during the current and past periods. Please revise your document to include this information.

Supplemental Oil and Gas Data (Unaudited), page F-18

15.   FASB 69 requires you to include a reserve reconciliation table from year to year. This table should provide investors with the reasons for changes in proved reserve estimates during the reporting period. This table should include the categories acquisitions, discoveries, sales, improved recovery, production and revisions to previous estimates due to price changes or performance changes. The table should include major geographic regions such as in your case, the United States

and Israel as separate areas. Please revise your document to include this
information.

16.   The Standardized measure of discounted future net cash flows should be by the
        same geographic areas as the reserve reconciliation table.   Please revise your
        document to include this information.

17.   We note that in the Standardized Measure calculation you have not included any
        provision for future income taxes. Although you currently have tax loss carry-
        forwards, supplementally please demonstrate to us why you assume that you will
        continue to be in this position for the estimated life of your proved reserves.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director